Exhibit 99.1
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia First-Quarter 2011 Revenues
Up 17% to $10.4 Million
TAIPEI, Taiwan, May 26, 2011 — GigaMedia Limited (NASDAQ: GIGM) today announced first-quarter 2011 revenues of $10.4 million, up 17 percent quarter-over-quarter.
First-quarter 2011 core net loss was $975 thousand; core basic and fully-diluted loss per share were each $0.02.1
“We are making good progress in turning around our Asian online games business,” stated GigaMedia Chief Executive Officer Yichin Lee. “We delivered solid top-line growth this quarter from our current game portfolio and began to more effectively control costs.”
“In coming quarters we are adding new games via a very careful selection process, and we will continue controlling costs to put our business back on track and improve financial performance for 2011,” stated CEO Yichin Lee. “We also expect to add significant value to our balance sheet this year through disposal of investments in certain game-related assets.”
“Going forward, we are focusing on developing a sustainable competitive advantage for GigaMedia as a top-notch game publisher,” stated CEO Yichin Lee. “We are reorganizing our resources and investing to create a tournament platform for competition-centric games, which lend themselves to tournaments, combining on-line games with off-line activities.”
“We will build this platform to extend across markets, leveraging our expertise and assets,” stated CEO Yichin Lee. “An on-line plus off-line tournament platform, extended across Asia, geared for Web-based and mobile games and integration with social networks, will drive better monetization and operating efficiencies for all our games.”

[1]	Core net loss and core basic and fully-diluted loss per share are provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See, “Use of Non-GAAP Measures,” for more details.

Overview
•	Taiwan and Hong Kong: successful commercialization of the new game A.V.A. and solid casual games performance drove revenues up 35 percent quarter-over-quarter; new Web-based and iPad MahJong products successfully launched — initial steps in strategic platform extension to mobile and Web-based games.

•	Southeast Asia: consolidation of Thai subsidiary drove online game revenues up 37 percent quarter-over-quarter; FIFA Online 2 currently in testing in Indonesia.

•	Investments ongoing in new China platform while continuing to pursue all means to resolve the dispute in connection with the China-based business T2CN.

•	Cost cutting initiatives continue; delivered 52 percent reduction in corporate operating expenses quarter-over-quarter.

•	Corporate update: 1) board-approved share buyback of up to $11 million announced May 23; 2) management planning the disposal of certain game developer investments in 2011 to realize gains and crystallize value on GigaMedia’s balance sheet; and 3) company positioned for upside potential from remaining 40 percent interest in Mangas Everest; recent losses reflect ongoing investments.
Consolidated Financial Results
GigaMedia Limited is a major provider of online entertainment software and services, developing and operating a suite of online games in Asia covering the regions of Greater China and Southeast Asia. GigaMedia also retains a 40 percent equity interest in Mangas Everest (“Everest Gaming”).

GIGAMEDIA 1Q11 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in
US$ thousands, except per
share amounts)	1Q11	1Q10	Change (%)	1Q11	4Q10	Change (%)
Revenues (A)	10,422	37,086	-72	10,422	8,903	17
Gross Profit (A)	5,761	29,243	-80	5,761	2,821	104
Loss from Operations (A)	(2,684)	3,632	NA	(2,684)	(34,668)	NA
Income (Loss) from Continuing Operations (A)	(5,199)	3,213	NA	(5,199)	(44,598)	NA
Net Income (Loss) Attributable to GigaMedia	(5,155)	1,316	NA	(5,155)	(41,255)	NA
Net Income (Loss) Per Share, Diluted	(0.09)	0.02	NA	(0.09)	(0.73)	NA
Core Income (Loss) from Operations(A)(B)	(1,906)	399	NA	(1,906)	(6,087)	NA
Core Net Loss (A)(B)	(975)	(287)	NA	(975)	(8,009)	NA
Core Net Loss Per Share, Diluted (A)(B)	(0.02)	(0.01)	NA	(0.02)	(0.14)	NA
EBITDA (C)	(3,976)	2,856	NA	(3,976)	(40,347)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	72,924	63,666	15	72,924	79,541	-8

(A)	Excludes results from discontinued operations; 1Q11 and 4Q10 figures exclude the results of T2CN operations. (See, “Deconsolidation of T2CN operations,” for more details.)

(B)	Core income (loss) from operations, core net income (loss) and core net income (loss) per share exclude results from discontinued operations, financial results related to our gambling software business, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash or one-time items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the first quarter of 2011 decreased to $10.4 million from $37.1 million in the same period of 2010 and increased from $8.9 million in the fourth quarter of 2010. Year-over-year results decreased primarily as a result of the deconsolidation of the company’s gambling software business, of which GigaMedia sold a majority interest in April 2010. Quarter-over-quarter revenue growth resulted from improved contributions from GigaMedia’s core Asian online games business, led by growth in Taiwan and Hong Kong.
Revenues in the company’s Asian online games business in the first quarter decreased 7 percent year-over-year and increased 17 percent compared with the fourth quarter. The decrease from the prior year was attributable to deconsolidation of T2CN, which more than offset new contributions from operations in Southeast Asia. (See “Deconsolidation of T2CN operations” for further details.) The increase from the fourth quarter of 2010 primarily resulted from revenue growth of casual games and MMOs in Taiwan and Hong Kong.
First-quarter revenues from FunTown, our operations in Taiwan and Hong Kong, increased to $7.4 million from $6.5 million a year ago and were up from $5.5 million in the fourth quarter of 2010. The increases were attributable to new contributions from the game A.V.A. Growth in Tales Runner and casual games during the seasonally strong Chinese New Year holiday also contributed to the quarterly sequential revenue increase. Average monthly active paying accounts for all games in Taiwan and Hong Kong grew to approximately 84,000 during the first quarter, up 27 percent quarter-over-quarter. Average monthly revenue per active paying account was approximately $29.20 during the first quarter of 2011, up 6 percent from the previous quarter. First-quarter peak concurrent users were approximately 44,000, up 16 percent from the fourth quarter.
First-quarter revenues from IAHGames, our operations in Southeast Asia, were $3.0 million, down from $3.4 million in the fourth quarter of 2010. The variation reflected a planned decrease in game box sales in the first quarter, which more than offset a 37 percent increase in online game revenues compared to the fourth quarter of 2010 resulting from consolidation of a subsidiary in Thailand. Online game revenues in the first quarter were led by contributions from FIFA Online 2, Dragonica Online and Granado Espada. In line with management’s plans to increase focus on key regional markets, during the first quarter GigaMedia continued testing a new fully localized offering of FIFA Online 2 in Indonesia.
Consolidated gross profit for the first quarter decreased to $5.8 million from $29.2 million in 2010 and increased from $2.8 million in the fourth quarter of 2010, with the year-over-year decrease primarily resulting from the deconsolidation of the gambling software business and the quarterly sequential variation reflecting improved gross profit in the Asian online games business in the first quarter of 2011 on period revenue growth. First-quarter 2011 consolidated gross profit margin decreased to 55.3 percent from 78.9 percent in the same period in the prior year, and increased from 31.7 percent in the fourth quarter of 2010. The year-over-year decrease was related to the deconsolidation of gambling software business results. The increase from the fourth quarter was due to higher gross margin in the Asian online games business attributable to improved results in all regions.
Gross profit in the Asian online games business decreased to $5.8 million in the first quarter from $7.4 million a year ago and increased from $2.8 million last quarter. The year-over-year decrease reflected the period revenue decline, the deconsolidation of T2CN, and the negative impact of operations in Southeast Asia. The quarter-over-quarter increase reflected revenue growth and the impact of improved operations in Southeast Asia. Gross margin in the Asian online games business declined to 55.3 percent from 66.0 percent in 2010 and increased from 31.7 percent in the fourth quarter of 2010 with the year-over-year decrease primarily reflecting deconsolidation of T2CN and the lower margins of Southeast Asia and the quarter-over-quarter increase due to improved results in Taiwan and Hong Kong, as well as Southeast Asia.
Consolidated operating expenses for the first quarter decreased to $8.4 million from $25.6 million in the first quarter of 2010 and from $37.5 million in the fourth quarter of 2010.
Operating expenses in the Asian online games in the first quarter of 2011 were $6.1 million compared to $5.4 million in the prior year period and $33.1 million in the fourth quarter.
Product development and engineering expenses decreased to $370 thousand in the first quarter of 2011 from $3.8 million in the prior year due to deconsolidation of the gambling software business and remained relatively stable compared to $549 thousand in the fourth quarter of 2010.
Selling and marketing expenses decreased to $2.9 million in the first quarter from $14.8 million in 2010 and increased compared to $2.5 million in the fourth quarter of 2010. The year-over-year variation resulted from the deconsolidation of the gambling software business and T2CN, which more than offset the consolidation of operations in Southeast Asia. The quarterly sequential increase was attributable to game promotions in Taiwan and Hong Kong during the Chinese New Year holiday.
General and administrative expenses were $5.2 million in the first quarter compared to $6.9 million in 2010 and $6.7 million in the fourth quarter of 2010. Corporate operating expenses decreased to $2.0 million from $4.1 million quarter-over-quarter. The decreases were in line with management’s ongoing initiatives to control costs and expenses.
Consolidated loss from operations was a loss of $2.7 million compared to income of $3.6 million in the first quarter of 2010 and a loss of $34.7 million in the fourth quarter of 2010. The period variations reflected the aforementioned factors affecting revenues and costs and expenses; the quarter-over-quarter comparison was also affected by impairment charges in the fourth quarter of 2010.

Core loss from operations for the first quarter of 2011 was $1.9 million compared to income of $399 thousand in the first quarter of 2010 and a loss of $6.1 million in the fourth quarter of 2010. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Consolidated non-operating expenses during the first quarter of 2011 increased to $2.2 million from $17 thousand in the first quarter of 2010 and decreased from $9.4 million recorded in the fourth quarter of 2010. Results included the following: 1) an equity loss of $3.4 million reflecting GigaMedia’s remaining interest in Everest Gaming, which more than offset 2) equity income of approximately $1.0 million related to GigaMedia’s Asian online game operations.
Consolidated net loss for the first quarter of 2011 increased to a loss of $5.2 million from net income of $1.3 million in the first quarter of 2010 and decreased from a net loss of $41.3 million in the fourth quarter of 2010. The period variations reflected the aforementioned factors affecting income from operations and consolidated non-operating loss; the quarter-over-quarter comparison was also affected by impairment charges in the fourth quarter of 2010.
Core net loss for the first quarter of 2011 was $975 thousand compared to a core net loss of $287 thousand in the first quarter of 2010 and a core net loss of $8.0 million in the fourth quarter of 2010. Core basic and fully-diluted loss per share in the first quarter of 2011 were both $0.02.
Consolidated EBITDA for the first quarter of 2011 was a loss of $4.0 million compared to positive EBITDA of $2.9 million in the same period last year and a loss of $40.3 million in the fourth quarter of 2010. Operating cash outflow for the first quarter of 2011 was $7.2 million. This outflow included major cash payments in the first quarter including upfront game costs for games not yet launched, professional fees related to the ongoing dispute in China and 2010 year-end bonuses, all of which totaled $4.1 million.
Cash and Strategic Investments
GigaMedia continued to maintain a solid balance sheet during the first quarter. Cash, cash equivalents, restricted cash, and marketable securities-current were $72.9 million, down from $79.5 million in the fourth quarter of 2010, with the decrease reflecting operating cash outflow in the period. Total short-term borrowings were $12.9 million at the end of the first quarter of 2011 compared to $12.4 million for the prior quarter. The net cash decrease in the first quarter of 2011 was $7.1 million, down significantly compared to a net cash decrease of $12.3 million in the fourth quarter of 2010.
Marketable securities — noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities and the company’s remaining 40 percent interest in Everest Gaming, were $103.3 million in the first quarter, up from $100.2 million last quarter. The period increase reflected increases in fair values based on share prices of certain investments.
Management is planning the disposal of certain game developer investments to realize gains and crystallize value on the company’s balance sheet.
Additional Information
The loss on equity method investments during the first quarter of 2011 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of Everest Gaming’s net loss for the first quarter of 2011.
In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.
During the first quarter of 2011, Everest Gaming reported to GigaMedia total revenues of $15.7 million, including poker revenues of $10.4 million, with approximately 126,000 active depositing players and 40,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $8.6 million for the period.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of May 26, 2011. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.
In the second quarter of 2011, in line with seasonal trends following the traditionally strong Chinese New Year holiday, management anticipates a quarterly sequential decrease in revenues. Management also expects a decrease in operating expenses resulting from ongoing cost control initiatives.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: core income (loss) from operations, core net income (loss), core basic and fully-diluted earnings (loss) per share, and EBITDA, which are US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the following: 1) financial results related to the gambling software business; 2) the impact of discontinued operations; 3) share-based compensation; and 4) certain non-cash or one-time items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-offs of loans receivable, game capitalized costs and investments is useful for itself and for investors, as such write-offs do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of financial results related to the gambling software business, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Deconsolidation of T2CN operations
As previously mentioned in Forms 6-K dated November 15 and 26, 2010, due to the dispute with Wang Ji that arose in July 2010, GigaMedia has been prevented from obtaining and currently does not have access to the financial information of T2CN Information Technology (Shanghai) Co., Ltd. and its VIEs. Since GigaMedia does not have access to the operating assets of T2CN and has been prevented from obtaining the financial information necessary to report the financial results of T2CN, GigaMedia has effectively lost control over T2CN’s financial reporting process. Therefore, the company deconsolidated T2CN’s results with effect from July 1, 2010.
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Consolidated financial results for 2010 include the results from GigaMedia’s strategic acquisition from July 2010 of leading Southeast Asian online games operator, publisher and distributor IAHGames and also results of the gambling software business prior to the sale in April 2010 of a majority interest in the business Everest Gaming. Period results were also impacted by a dispute between GigaMedia and its former China head related to T2CN operations, as detailed in GigaMedia’s filings with the United States Securities and Exchange Commission. In accordance with reporting guidelines, beginning in the second quarter of 2010 GigaMedia deconsolidated the results of the gambling software business; beginning in the third quarter of 2010 GigaMedia began to consolidate the results of its IAHGames online games operations and deconsolidated the results of its T2CN operations. As a result, consolidated financial results for 2010 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Conference Call and Webcast
Management will hold an investor conference call and webcast on May 25, 2011 at 10:00 p.m. Eastern Daylight Time, which is 10:00 a.m. Hong Kong Time on May 26, 2011, to discuss GigaMedia’s first-quarter 2011 performance.
Dial-in numbers:
U.S.: +1-800-599-9795
International: +1-617-786-2905
Passcode: 93958505
A replay will be available from 1:00 a.m. Eastern Daylight Time on May 26, 2011 for seven days.
U.S.: +1-888-286-8010
International: +1-617-801-6888
Passcode: 42513414
A link to the live and archived webcast will be available at www.gigamedia.com.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, Everest Gaming’s ability to retain existing online gambling players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2010 and its other filings with the United States Securities and Exchange Commission.
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(Tables to follow)